One Franklin Parkway San Mateo, CA 94403-1906 tel 800.632.2350 franklintempleton.com

June 3, 2022

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:  Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Ms. Fettig:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on January 7, February 4, and March 28, 2022 regarding various filings made by the Funds with the SEC on Forms N-CEN, N-CSR and N-17f-2, as well as corresponding disclosures made in their prospectuses filed as part of their registration statements.  References made to a Fund number, or to a Fund’s shareholder report on Form N-CSR or annual report on Form N-CEN, refer to the Funds and reports reviewed by the Staff as listed on the Appendix, unless otherwise specified.  Each comment is summarized below, followed by the applicable Funds’ response to the comment.

1.                  Comment:  In response to Item 11(b) of Form N-CSR, Fund 16 (Franklin Limited Duration Income Trust) and Fund 40 (Templeton Global Income Fund) noted changes in the Funds’ internal controls during the periods covered by the reports, specifically that a third-party service provider commenced performing certain accounting and administrative services for such Funds that are subject to Franklin Templeton’s oversight. Please provide more detail in correspondence regarding the change in third-party service provider, including the applicability of the change to the other Funds.

Response:  The fund accounting and administrative services for the Funds are provided by Franklin Templeton Services, LLC (“FTS”). In January 2020, JPMorgan Chase Bank, N.A. (“JPMorgan”) was engaged by FTS to serve as a sub-administrator for the Funds pursuant to a Fund Services Agreement (except with respect to Fund 1 (Franklin K2 Alternative Strategies Fund) and Fund 2 (Franklin K2 Long Short Credit Fund)) to provide fund accounting and administrative services, with FTS providing oversight of those services. The Funds disclosed this engagement in response to Item 11(b) of Form N-CSR and Form N-CSRS for the first reporting cycle after the engagement of JPMorgan as the sub-administrator, and not for subsequent periods. We also note that FTS has engaged BNY Mellon Investment Servicing (US) Inc. to serve as sub-administrator and provide fund accounting and administrative services to Funds 1 and 2 since inception.

Ms. Fettig
June 3, 2022

2.                  Comment:  With respect to Fund 31 (Franklin Universal Trust) and Fund 35 (Templeton Emerging Markets Fund), the disclosure requirements of Item 12(b) of Form N-CSR do not appear to be addressed. Please correct this disclosure in future Form N-CSR filings for these Funds.

Response: The Funds will describe these services as required by Item 12(b) of Form N-CSR in future Form N-CSR filings.

3.                  Comment:  In response to Item D.8 of Form N-CEN, Funds 16 and 31 disclosed each Fund’s advisory fee as of the end of the reporting period as a percentage per year of average daily managed assets, rather than as a percentage of net assets. Please correct this disclosure in future Form N-CEN filings for these Funds.

Response: Funds 16 and 31 will correct this disclosure in future Form N-CEN filings.

4.                  Comment:  It appears that certain Funds did not make filings of Form N-17f-2 (i.e., 40-17F2 filings on EDGAR) with the SEC promptly after each examination by an independent public accountant (“auditor”) as required by Rule 17f-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

a.       The Staff identified certain Form N-17f-2 filings for certain Funds that were not filed timely for the reporting periods ended January 31, 2018, March 31, 2018, and June 30, 2018. The Staff also identified a Form N-17f-2 filing on January 8, 2020, that was filed approximately two months after the auditor opinion date. Please explain in correspondence the reason for the filing delays and confirm that the applicable Funds will make Form N-17f-2 filings promptly in the future.

Response: The filing delays were due to internal miscommunications regarding which internal party within FTS was expected to file the Form N-17f-2 filings. The miscommunication was identified through internal reviews in the last quarter of 2019, and efforts were immediately made to update process documentation for clarity and to ensure all outstanding filings were made as soon as practicable. These enhancements are designed to ensure that the Funds will make Form N-17f-2 filings promptly in the future in accordance with Rule 17f-2.

b.      The SEC staff identified a Form N-17f-2 filing for certain Funds on December 13, 2019, which referenced an auditor opinion dated August 30, 2018, and an examination period as of January 31, 2018. Please confirm whether the auditor opinion date and the date through which the auditor performed examination procedures are correct.

Response: We confirm that the auditor’s opinion date and the as-of date which the auditor performed examination procedures are correct. We note that the timeliness of such filing was reviewed and addressed as described in the response to Comment 4.a.  Fund 35 confirms that, for the Form N-17f-2 that included an examination period as of January 31, 2018, the audit opinion makes references to the incorrect period and Fund 35 will re-file the Form N-17f-2 with the corrected audit opinion.

Ms. Fettig
June 3, 2022

c.       With respect to Fund 16, the Staff was unable to locate a filing of Form N-17f-2 with the SEC for the reporting period ended February 28, 2019. The Staff also was unable to locate Form N-17f-2 filings for certain Funds for the period ended November 30, 2018. Please consider whether any additional filings on Form N-17f-2 are required by Rule 17f-2 under the 1940 Act for such Funds.

Response: Fund 16 confirms that the auditor examination contemplated by Rule 17f-2 for the reporting period ended February 28, 2019, was performed. The corresponding Form N-17f-2 was filed on EDGAR with the Fund identified on Attachment I, but the Fund was not appropriately identified and tagged in the filing. The Fund re-filed the Form N-17f-2 with the correct tagging on January 31, 2022.

We confirm that the auditor examination for the period ended November 30, 2018, was performed. The Funds filed the corresponding Form N-17f-2 for this reporting period on February 4, 2022.

5.                  Comment:  With respect to the shareholder reports of the closed-end Funds filed on Form N-CSR, Item 24, Instruction 4.g.(2)(B) of Form N-2 requires that the table disclosing the Fund’s average annual total returns be calculated in accordance with Item 26(b)(1) of Form N-1A and should assume the maximum sales load (or other charges deducted from payments) is deducted from the initial investment. Similarly, Item 24, Instruction 4.g.(2)(C) requires that the line graph required by Instruction 4.g.(2)(A) should assume that the maximum sales load (or other charges deducted from payments) is deducted from the initial $10,000 investment.

Response: The closed-end Funds confirm that average annual total returns and the line graph referenced are calculated in accordance with the aforementioned Item 24 instructions, and note that the closed-end Funds do not have sales charges.

6.                  Comment:  With respect to the shareholder reports of the closed-end Funds filed on Form N-CSR, Item 4, Instruction 13.b of Form N-2 requires that, when calculating total investment return for per share operating performance, the Fund note that such return does not reflect sales loads.

Response:  We note that the introduction section to the Performance Summary includes the following disclosure: “Total returns do not reflect any sales charges paid at inception or brokerage commissions paid on secondary market purchases.” In addition, the closed-end Funds will review and address the disclosure required by Item 4, Instruction 13.b of Form N-2 in future shareholder reports.

7.                  Comment:  With respect to Fund 40 and Fund 44 (Templeton Global Bond Fund) and the use of “global” in such Funds’ names, please discuss the Funds’ compliance with Rule 35d-1 under the 1940 Act. In connection with your response, please describe the percentage of the Funds that are invested in non-U.S. securities in order to comply with Staff guidance regarding the use of the word “global” in the Funds’ names.

Ms. Fettig
June 3, 2022

Response:  As stated in its adopting release, Rule 35d-1 does not apply to the term “global” in a fund’s name because the term connotes diversification among investments in a number of different countries throughout the world.  Therefore, the Funds listed above are not subject to Rule 35d-1 under the 1940 Act. The Funds are, however, aware of the SEC Staff’s concern that a fund name that includes the term “global” could be misleading to shareholders under Section 35(d) of the 1940 Act if the fund invests all or a large majority of its assets only in U.S. securities.  A memorandum to members from the Investment Company Institute (“ICI”) dated June 4, 2012 summarized the ICI staff’s conversations with senior members of the SEC Staff regarding the terms “global” and “international” in fund names. In the memorandum, the ICI conveyed the SEC Staff’s view that a fund with the term “global” in its name should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”

We believe that Funds 40 and 44 comply with this guidance.  Fund 40, which is a closed-end Fund, has a fundamental policy to “normally invest at least 65% of its total assets in at least three countries (one of which may be the United States).” As of December 31, 2022, the Fund invested 89% of its assets in non-U.S. securities. Fund 44 has a policy to invest “[u]nder normal market conditions . . . at least 40% of its net assets in foreign securities,” which is set forth in the Fund’s prospectus.  As of December 31, 2022, the Fund invested 81% of its assets in non-U.S. securities.

The Funds believe that the disclosure above is sufficient to describe how each Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. Thus, we do not believe it is misleading or inconsistent with the investment strategies.

8.                  Comment:  Please confirm that each Fund has individually valued each loan investment obtained through marketplace lending (a “marketplace loan”), and that the Fund has received and assessed individual loan-level data to support such values. In addition, the Staff notes that marketplace loans are grouped on the Statement of Investments (“SOI”); please confirm how such presentation complies with Rule 12-12, footnote 1 of Regulation S-X, which states that each issue must be listed separately. This comment applies to the shareholder reports of each Fund with marketplace loan holdings, including, for example, Funds 16 and 31.

Response: We confirm that each marketplace loan is individually valued daily. Such valuations are based on individual loan characteristics and determined with the assistance of a loan valuation specialist.

Ms. Fettig
June 3, 2022

With respect to Funds holding marketplace loans, future shareholder reports will include either a full detailed SOI or a summary SOI and such Funds that complete a summary SOI will file the audited schedule of investments set forth in Rule 12-12 of Regulation S-X as required by Item 6 of Form N-CSR.

9.                  Comment:  With respect to the shareholder report of Fund 16, please confirm whether footnote (i) of the SOI regarding senior floating rate interests should be noted for additional senior floating rate interests disclosed in the SOI.

Response:  We confirm that footnote (i) of the SOI stating that the coupon rate shown represents the rate at period end should be noted for all portfolio holdings listed under Senior Floating Rate Interests in the SOI. This disclosure has been addressed in the shareholder report of Fund 16 for the period ended December 31, 2021.

10.              Comment:  With respect to the shareholder report disclosure in the Notes to Financial Statements for certain Funds of transactions with affiliates (i.e., related party transactions) regarding management fees, please disclose how often management fees are paid. The Staff notes that the Funds should reference Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 850-10-50-1.

Response: We note that management fees are calculated daily and paid monthly. The payment frequency of management fees will be disclosed in the Notes to Financial Statements in future shareholder reports.

11.              Comment:  In response to Item C.12.a.v. of Form N-CEN, the Staff notes that certain Funds reported that a person providing custodial services to the Fund during the reporting period was an affiliated person of the Fund or its investment adviser (an “affiliated custodian”). Please consider whether such arrangements should be disclosed under transactions with affiliates in the Notes to Financial Statements, as applicable.

Response: The affiliated custodian noted in response to Item C.12.a.v. is in reference to Funds that are invested in Fund 32 (Money Market Portfolio) and such shares are held on the books of Franklin Templeton Investor Services, LLC (“Investor Services”), an affiliated transfer agent. Where applicable, information regarding the arrangement with Investor Services is disclosed under transactions with affiliates in the Notes to Financial Statements. There are no custody fees paid to Investor Services, and any additional disclosure in this regard would not add additional value (and will likely make the disclosure more confusing) since Investor Services is already disclosed as a related party.

12.              Comment:  With respect to Fund 35, the Staff notes that a new subadvisory agreement became effective in April 2021. In future filings with the SEC that address such subadvisory arrangement, and as required by the requisite SEC forms, please disclose the rate of the subadvisory fee paid to the subadviser if the Fund has not obtained manager-of-managers relief from the SEC with respect to such fee disclosures.

Ms. Fettig
June 3, 2022

Response: The Fund has not obtained aggregate fee disclosure relief from the SEC with respect to manager-of-manager arrangements and will disclose the subadvisory fee paid to the subadviser as required by the requisite SEC forms in future filings.

13.              Comment:  With respect to the shareholder reports of Funds 16 and 31, please address going forward the disclosure required by Item 24, Instruction 4.f. of Form N-2, that the Statement of Additional Information includes, among other things, additional information about directors of the Fund.

Response:  Funds 16 and 31 will review and address the disclosure required by Item 24, Instruction 4.f of Form N-2 in shareholder reports for periods ending after December 31, 2021.

14.              Comment:  The Staff notes that each Fund is required to furnish as an exhibit a report of its auditor on the Fund’s system of internal accounting controls as required by Item G.1.a.iii. of Form N-CEN (“internal control reports”), and that certain internal control reports were missing a signature and the name of the auditor. Please file with the SEC amended annual reports on Form N-CEN for the following Funds with respect to the reporting periods noted to address the missing information, as applicable:

Fund 14 (Franklin Gold & Precious Metals Fund)                                        July 31, 2019

Fund 3 (Franklin California Intermediate-Term Tax-Free Income Fund)     June 30, 2020

Fund 30 (Franklin U.S. Government Money Fund)                                       June 30, 2020

Fund 32                                                                                                           June 30, 2020

Fund 33 (The U.S. Government Money Market Portfolio)                            June 30, 2020

Response: The aforementioned Funds will file amended annual reports on Form N-CEN to include the properly signed internal control report as an attachment.

15.              Comment:  Please file with the SEC an amended annual report on Form N-CEN for Fund 21 (Franklin New York Intermediate-Term Tax-Free Income Fund) for the reporting period ended September 30, 2019, to include the internal control report.

Response: The Fund will file an amended annual report on Form N-CEN to include the internal control report as an attachment.

16.              Comment:  Please confirm that any matters submitted to a vote of shareholders were properly disclosed in the corresponding shareholder report as required by Rule 30e-1(b) under the 1940 Act. This comment applies to Fund 22 (Franklin Real Estate Securities Fund) and Fund 20 (Franklin New York Tax Free Income Fund), which held shareholder meetings in December 2020 and May 2021, respectively.

Response: The aforementioned Funds will address the disclosure required by Rule 30e-1(b) with respect to the matters indicated in their next shareholder reports.

Ms. Fettig
June 3, 2022

17.              Comment:  In response to Item B.22 of Form N-CEN, Fund 12 (Franklin International Growth Fund) and Fund 13 (Franklin International Small Cap Fund) reported net asset value (“NAV”) error corrections. Please describe in correspondence the root cause for the NAV errors and whether any new controls were implemented to address the matters.

a.       The Staff notes that disclosure regarding an NAV error reimbursement was included in the shareholder report for Fund 13. Please consider whether NAV error reimbursement disclosure should be included in the shareholder report for Fund 12.

b.      The Staff notes that Fund 14 included disclosure related to a Fund reimbursement for an NAV error in its annual shareholder report. Please consider whether the Fund’s response to Item B.22 of Form N-CEN should be amended.

Response: In accordance with the instructions in Form N-CEN, we have answered “yes” to Item B.22 for any NAV error corrections where any payments were made to shareholders or shareholder accounts were reprocessed as a result of an error in calculating a Fund’s NAV. For Funds 12 and 13, there were NAV error corrections where the Funds reprocessed shareholder accounts. These NAV error corrections were a result of a revision of the NAVs not being sent from the third-party service provider to the transfer agent. The third-party administrator sent the correct NAVs to NSCC and NASDAQ, but the transfer agent had to reprocess the shareholder activity based on the updated NAVs. Controls were added at the third-party administrator to release the same NAV to all parties.

For Fund 13, there was also a NAV error during the year where the Fund was reimbursed by an affiliated party for losses incurred as a result of the error. As that payment was from a related party, it is disclosed within the Notes to Financial Statements. There were no NAV errors during the year for Fund 12 that resulted in payment to the Fund by a related party and therefore, no disclosure is included for Fund 12.

For Fund 14, a NAV error is also disclosed within the Notes to Financial Statements as it resulted in a payment to the Fund during the year from a related party. Shareholder activity was not reprocessed nor were there payments to shareholders made as a result of this error, therefore, Item B.22 within the N-CEN does not need amending.

18.              Comment:  The Staff notes that disclosure of interfund transactions (i.e., transactions effected pursuant to Rule 17a-7 under the 1940 Act) in the Notes to Financial Statements was included in the shareholder reports of Funds 3 and 33 filed on Form N-CSR. Please consider whether the Funds’ responses to Item C.7.e of Form N-CEN should be amended.

Response: Fund 3 will file amended annual reports on Form N-CEN to note reliance on Rule 17a-7. We note that the interfund purchase transactions disclosed in the Notes to Financial Statements for Fund 33 were determined not to be interfund transactions and therefore no amendment to Form N-CEN is required.

Ms. Fettig
June 3, 2022

a.       The Staff notes that Fund 44 reported reliance on Rule 17a-7 under the 1940 Act during the reporting period in response to Item C.7.e of Form N-CEN. Please consider whether interfund transaction disclosure should be included in the shareholder report for Fund 44.

Response: Fund 44 confirms that there were no interfund transactions during the reporting period and will file an amended annual report on Form N-CEN to remove the reported reliance on Rule 17a-7.

19.              Comment:  In response to Item C.12.a.vii. of Form N-CEN, the Staff notes that Fund 42 (Templeton Growth Fund, Inc.) reported that an affiliated custodian provided self-custody services to the Fund. Please consider whether any additional filings on Form N-17f-2 are required by Rule 17f-2 under the 1940 Act for such Fund.

Response: We note that Fund 42, in connection with its securities lending activities, receives cash collateral that is invested in shares of Fund 32 that are held in a collateral account at the Fund’s custodian and registered in the name of the Fund. Thus, Rule 17f-2 is not applicable, and Fund 42 will file an amendment to the annual report on Form N-CEN to clarify that no affiliated custodian provided self-custody services to the Fund as contemplated by Rule 17f-2.

20.              Comment:  The Staff notes that Fund 42 has the term “growth” in its name. Please explain why the Fund includes value style investing as a principal risk in its prospectus and that its Morningstar category is world large-stock value.

Response: The Fund’s investment manager utilizes a bottom-up global sector approach to equity security selection. The manager seeks to purchase equity securities at a discount to fair value and also may purchase growth stocks that meet certain valuation criteria. When analyzing equity securities, the Fund’s investment manager does not view growth and value as mutually exclusive. In connection with determining whether a company’s stock is mispriced or undervalued, the manager also considers factors such as: (1) ability to grow earnings, (2) cash flow and asset value potential, and (3) returns in excess of its cost of capital. In response to the Staff’s comment, the Fund will consider enhancing its strategy disclosure in the future to more clearly focus on how the manager evaluates growth and growth potential.

21.              Comment:  The Staff notes that Fund 14 has disclosed in its principal investment strategies in its prospectus that “a substantial portion of the companies in which the Fund invests are domiciled in Canada.” Please consider whether the Fund’s principal risk disclosures in its prospectus should specifically address investments in Canada.

Response: Fund 14’s prospectus states that “a substantial portion of the companies in which the Fund invests are domiciled in Canada, although the mining operations of such companies often take place in other countries.”  The Fund believes that, although such companies are domiciled in Canada, investments in these companies expose the Fund to the risks of numerous countries in light of the fact that the companies’ operations often take place in countries other than Canada.  The Fund includes in its prospectus risk disclosure of foreign investments in general, as well as the following regional risk disclosure, which the Fund believes addresses risks related to investing substantially in companies domiciled in Canada:

Ms. Fettig
June 3, 2022

Regional. Adverse conditions in a certain region or country can adversely affect securities of issuers in other countries whose economies appear to be unrelated. To the extent that the Fund invests a significant portion of its assets in a specific geographic region or a particular country, the Fund will generally have more exposure to the specific regional or country economic risks. In the event of economic or political turmoil or a deterioration of diplomatic relations in a region or country where a substantial portion of the Fund’s assets are invested, the Fund may experience substantial illiquidity or reduction in the value of the Fund’s investments.

22.              Comment:  With respect to Fund 30, it appears that the table and footnotes describing the fees and expenses of the Fund in the prospectus (collectively, the “fee table”) may have been restated to include distribution and/or service (12b-1) fees. Please consider whether additional disclosure should be included in the fee table to note that expense information in the table has been restated to reflect current fees as required by Item 3 of Form N-1A, Instruction 3(d)(ii)(B).

Response: A footnote to the Fund’s fee table stating that the Rule 12b-1 fees have been restated to reflect the Fund’s contractual maximum Rule 12b-1 fees was inadvertently omitted from the prospectus.  The Fund will file a supplement to the prospectus to reflect the additional footnote.

23.              Comment:  With respect to Fund 5 (Franklin Focused Growth Fund), please consider whether any additional disclosure should be included in the fee table to describe why the Fund’s total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights. In your response, please explain the reason for the difference.

Response: As noted in footnote 1 to the fee table, the management fee rate had been restated to reflect the contractual management fee rate for the current fiscal year. While the shareholder report shows the actual management fee rate of the Fund during the fiscal year, the rate disclosed in the fee table had been restated to reflect the new rate. In addition, the offering costs (including registration, legal, and other start-up costs, but not distribution expenses) associated with the launch of additional share classes on February 14, 2020, included under “Other expenses,” had also been restated to reflect the estimated fees for the upcoming fiscal year. The footnote disclosing the restatement of the other expenses was inadvertently omitted. In addition, a footnote regarding the Fund’s waiver on Class R6 transfer agency expenses also was inadvertently omitted. We note that the Fund updated the fee table in connection with its annual registration statement update, effective February 1, 2022.

Ms. Fettig
June 3, 2022

24.              Comment:  With respect to Fund 1, please explain why the fee table footnote describing the investment manager’s contractual agreement to waive or assume certain expenses so that total annual Fund operating expenses (excluding certain items) do not exceed a set amount differs from the amounts disclosed in the fee table under “total annual Fund operating expenses after fee waiver and/or expense reimbursement” (i.e., net expenses) and in the Financial Highlights under “Expenses net of waiver, payments by affiliates and expense reduction.” That is, please reconcile the net expenses disclosed with the contractual expense limitation arrangements.

Response: The Fund’s investment manager has agreed to waive or limit its fees and to assume as its own certain expenses otherwise payable by the Fund so that expenses (excluding Rule 12b-1 fees; acquired fund fees; expenses related to securities sold short; and certain non-routine expenses or costs (including those relating to litigation, indemnification, reorganizations and liquidations)) for each class of the Fund do not exceed 1.95% until September 30, 2022.  The Fund’s total annual Fund operating expenses after fee waiver and/or expense reimbursement reflects the capped amount of fees and expenses (1.95%) plus the excluded items (e.g., for Advisor class, + 0.44% (dividend expense and security borrowing fees for securities sold short) + 0.02% (acquired fund fees and expenses) = 2.41%).  The Financial Highlights line item “Expenses net of waiver, payments by affiliates and expense reduction” includes the capped amount of fees and expenses (1.95%) plus the excluded items listed above except acquired fund fees and expenses (e.g., 2.39% for Advisor Class).  The Fund filed a supplement on March 1, 2022 to correct the footnote to the fee and expense table in the Fund’s prospectus.

25.              Comment:  The Staff notes that certain Funds (e.g., Fund 30, Fund 38 (Templeton International Climate Change Fund), and Fund 46 (Templeton International Bond Fund)) appear to be owned to a significant degree by one or more affiliated shareholders. Please explain how such Funds address large shareholder concentration risk in their prospectuses.

Response: There are various reasons for a Fund to be held by a significant degree by one or more affiliated shareholders (e.g., seed capital, cash sweep into the money fund, etc.).  The Funds do not believe an investment by one or more affiliated shareholders poses significant risks to the Funds.  However, each Fund has the following disclosure in the “Account Policies” section of its prospectus.

Redemptions by Large Shareholders.  At times, the Fund may experience adverse effects when certain large shareholders redeem large amounts of shares of the Fund. Large redemptions may cause the Fund to sell portfolio securities at times when it would not otherwise do so. In addition, these transactions may also accelerate the realization of taxable income to shareholders if such sales of investments resulted in gains, and may also increase transaction costs and/or increase in the Fund's expense ratio. When experiencing a redemption by a large shareholder, the Fund may delay payment of the redemption request up to seven days to provide the investment manager with time to determine if the Fund can redeem the request in-kind or to consider other alternatives to lessen the harm to remaining shareholders. Under certain circumstances, however, the Fund may be unable to delay a redemption request, which could result in the automatic processing of a large redemption that is detrimental to the Fund and its remaining shareholders.

Ms. Fettig
June 3, 2022

26.              Comment:  The Staff notes that Fund 14 is identified in its prospectus as “non-diversified,” but appears to be operating as a diversified fund. If the Fund has operated as diversified for a continuous three-year period, please confirm in correspondence that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund.

Response: We confirm that Fund 14 has not operated as diversified for a continuous three-year period, but has operated as non-diversified from time-to-time over the period. Pursuant to the Allied Capital SEC No-Action Letter (pub. avail. Jan. 3, 1989), if the Fund were to operate in a diversified manner continuously for a three-year period, we confirm that the Fund would seek shareholder approval prior to changing its operating status back to non-diversified.

27.              Comment:  With respect to the Statement of Assets and Liabilities for Fund 7 (Franklin Income Fund) and Fund 41 (Templeton Global Smaller Companies Fund), please explain why certain accruals are higher than the corresponding expense for the reporting period. For example, please see professional fees for Fund 7 and shareholder report expenses and pricing fees for Fund 41.

Response: Funds 7 and 41 had over-estimated these expenses (and therefore the related accruals) in prior years. The Statements of Assets and Liabilities reflect these over-accruals that had yet to be fully adjusted, as they were not material. The Funds have recently enhanced the expenses and budget review process (which includes enhancements to the expense accrual review process), and similar scenarios are not expected in future shareholder reports.

28.              Comment:  Please explain how the shareholder report disclosure of open swap contracts in accordance with Rule 12-13C of Regulation S-X reconcile with the Statement of Assets and Liabilities. For example, please see Fund 29 (Franklin Strategic Income Fund).

Response: For over-the-counter (“OTC”) swap contracts, we disclose the upfront payments/receipts and unrealized appreciation/depreciation for each contract and total these columns by swap type on the SOI. On the Statement of Assets and Liabilities, we disclose the total of all positive upfront payments/receipts as OTC swap contracts under Assets and the total of all negative upfront payments/receipts as OTC swap contracts under Liabilities. We similarly disclose the total of all unrealized appreciation amounts as Unrealized Appreciation on OTC swap contracts under Assets and the total of all unrealized depreciation as Unrealized Depreciation on OTC swap contracts under Liabilities. We will evaluate our SOI disclosures for potential updates in the future to better assist a reader in reconciling the amounts in the SOI to the Statement of Assets and Liabilities.

Ms. Fettig
June 3, 2022

29.              Comment:  With respect to the shareholder report of Fund 33 filed on Form N-CSR, please consider whether disclosure should be added to address the requirements of Item 27(d)(6)(i) (Statement Regarding Basis for Approval of Investment Advisory Contract) of Form N-1A.

Response: The Fund will include this disclosure going forward for periods ending after December 31, 2021, as applicable.

30.              Comment:  The Staff notes that, pursuant to FASB ASC 946-205-50-28, a feeder fund’s ratios of expenses and net investment income to average net assets must include the expenses of both the feeder and the master fund. With respect to the shareholder reports of Funds 30 and 32 filed on Form N-CSR, please add a note to the Financial Highlights confirming, as applicable, that the Funds’ ratios of net investment income to average net assets include the Funds’ respective share of the master fund’s allocated expenses.

Response: We confirm that the feeder funds expense ratio and net investment income ratio are inclusive of the master funds expenses.  Additionally, we can confirm that the expense ratio is footnoted that it is inclusive of the master fund expense ratio. While a footnote tag is not specifically called out in ASC 946-205-50-28 as a requirement, we will evaluate our disclosures for potential updates in the future.

31.              Comment:  With respect to management’s discussion of fund performance included in the shareholder reports of Fund 3 for the reporting period ended June 30, 2020, and Fund 20 for the reporting period ended May 31, 2020, please consider whether additional disclosure is necessary to address the requirements of Item 27(b)(7), Instruction 7 (Change in Index).

Response: With respect to the applicable shareholder reports for Fund 3 and Fund 20, while each shareholder report reflected both the new and old benchmarks in the performance summary as required by Form N-1A, Item 27(b)(7), Instruction 7, a footnote including the required statement indicating that the Fund had changed its benchmark along with the related rationale for the change was inadvertently omitted.  The prospectus of each Fund, however, does contain the appropriate disclosure.  The Funds will include the appropriate footnotes as required by Item 27(b)(7), Instruction 7 of Form N-1A, as applicable, in future Form N-CSR filings.

32.              Comment:  With respect to shareholder report disclosures, please confirm that professional fees in connection with European Union tax reclaims (“EU reclaims”) are accounted for as a Fund expense. Consider whether to disclose the accounting policy for such professional fees under significant accounting policies in the Notes to Financial Statements.

Ms. Fettig
June 3, 2022

Response: Professional fees in connection with EU reclaims are accounted for as a Fund expense. The policy is described in the following disclosure that will be included effective with the December 31, 2021 shareholder reports. “Any fees associated with these filings are reflected in other expenses in the Statement of Operations.”

33.              Comment:  The Staff notes that certain Funds (e.g., Fund 13, Fund 42, and Fund 39 (Templeton World Fund)) appear to have a significant receivable attributable to EU reclaims. Please explain in correspondence which countries such receivables relate to and how the collectability of the receivables is monitored.

Response: The receivables in the aforementioned Funds were primarily related to EU reclaims in France, with some smaller amounts in Finland and Sweden. Once an EU reclaim receivable is established, the Funds periodically remeasure the accruals to ensure that the amounts recorded on the Funds’ books remain appropriate.  Topic 740 of the FASB ASC addresses remeasurement as well as derecognition, noting specifically that an “entity shall derecognize a previously recognized tax position in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.”  This is a facts and circumstances analysis and would be based on similar factors that had initially led to the recognition of the EU reclaims receivable previously accrued.  Factors which would necessitate the re-examination of the position and bring into question the possibility of derecognition include (but are not limited to): (1) a cessation of EU reclaim refund payments by the local tax authority; (2) further litigation in the local court system or at the Court of Justice of the European Union; (3) new local tax laws passed to clarify or limit the reclaims; or (4) new administrative practices put in place which may limit the comparability analysis necessary for the EU reclaims.  These factors are monitored in a variety of methods, including detailed quarterly review meetings with tax advisors. Other items may arise as well, which could require derecognition and as such, the Funds must ensure the understanding is current with respect to local developments.

34.              Comment:  With respect to the shareholder reports of Fund 13 for the reporting periods ended July 31, 2020 and July 31, 2021, and Fund 14 for the reporting period ended July 31, 2021, please explain, including any accounting guidance relied on, why certain payments made by affiliates are reflected in capital share transactions.

Response: In accordance with U.S. Generally Accepted Accounting Principles, under FASB ASC 946-20-05-2, transactions with affiliates are disclosed in a Fund’s Financial Statements, including payments made by affiliates for losses resulting from an NAV error. It is the Funds’ policy to evaluate the materiality of these amounts for separate line-item disclosure in the Financial Statements as part of the financial reporting process. If Fund management determined a payment made by affiliates was immaterial based on the policy, then it will not be included as a separate line-item in the Financial Statements, but the impact to the net assets is reflected in adjustments to the capital stock as capital share transactions. FASB ASC 946-20-45-1 was not applicable as these payments made by affiliates for losses resulting from NAV errors were not as a result of investment transaction losses or investment restriction violations.

Ms. Fettig
June 3, 2022

35.              Comment:  The Staff notes that, pursuant to FASB ASC 946-20-50-2, among other things, the effect on total return of payments by affiliates to reimburse the fund for losses on investment transactions must be quantified and disclosed in the Financial Highlights. Please consider whether any additional disclosure should be included to address such payments for Fund 11 (Franklin Emerging Market Debt Opportunities Fund) and Fund 13 for the reporting period ended July 31, 2020, and Fund 14 for the reporting period ended July 31, 2021.

Response: As noted above, it is the Funds’ policy to evaluate the materiality of these amounts for additional disclosure in the Financial Highlights as part of the financial reporting process. If management determined a payment made by affiliates was immaterial to the total return based on the policy, then it will not be described in a footnote to the Financial Highlights. No additional disclosure is considered necessary as the payments were not material based on our qualitative and quantitative analysis.

36.              Comment:  With respect to disclosure of interfund (Rule 17a-7) transactions, please disclose the Fund involved in the transactions, the aggregate purchases and sales by the Fund from and to other affiliated Funds, and the aggregate realized gains and losses associated with the transactions. The Staff notes that the Funds should reference the January 19, 2016 minutes of the Association of International Certified Professional Accountants Investment Companies Expert Panel meeting for guidance regarding disclosure requirements under FASB ASC 850 (Related Party Disclosures). For example, please see the shareholder report for Funds 4 – 9 (Franklin Custodian Funds).

Response:  We have disclosed the Funds involved in the transactions and the aggregated purchases and sales. We acknowledge the Staff’s comment and will work to include the related realized gain/loss in future shareholder reports for periods ending after December 31, 2021.

37.              Comment:  Please confirm and discuss whether the disclosed distributable earnings in the Notes to Financial Statements, including the underlying tax components, reconcile with the corresponding total distributable earnings disclosed in the Statements of Assets and Liabilities.

Response: The Notes to Financial Statements, including the underlying tax components reconcile with the corresponding total distribution earnings disclosed in the Statements of Assets and Liabilities.  These figures are reconciled during the annual shareholder reporting process to the total distributable earnings line item on the Statement of Assets and Liabilities.  Temporary book and tax differences would account for any reconciling items.  Permanent differences are reclassed into their appropriate underlying net asset components, which could include paid in capital.

Ms. Fettig
June 3, 2022

38.              Comment:  With respect to website disclosures for the money market Funds, please confirm the availability of a link to a website of the SEC where a user may obtain the most recent 12 months of publicly available information filed by the money market Funds pursuant to Rule 30b1-7 under the 1940 Act (i.e., Form N-MFP filings).

Response:  The links to the SEC website to access Form N-MFP filings for Funds 32 and 33 are available here: https://www.ftinstitutional.com/investment-capabilities/funds/money-funds.

The links to the SEC website to access Form N-MFP filings for Funds 30 and 33 are available here (the links are embedded in the portfolio holdings PDFs): https://www.franklintempleton.com/investments/resources/detailed-portfolio-holding

39.              Comment:  With respect to Funds 32 and 33, please confirm that the Funds have complied with the website disclosures required by Rule 2a-7(h)(10)(ii) under the 1940 Act.

Response: Fund 32 provides information responsive to the website disclosure rules in Rule 2a-7(h)(10)(ii). Please refer to the following link for current presentation:

https://www.franklintempleton.com/investments/options/money-market-funds/products/4340/A/ift-money-market-portfolio/INFXX

The website disclosure rules noted above will be considered and addressed for Fund 33 going forward.

We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1135, or, in his absence, Chris Kings at +44 207-070-7530.

Very truly yours,

/s/ Matthew T. Hinkle

Matthew T. Hinkle

Senior Vice President,

Fund Administration & Oversight

Franklin Templeton

On behalf of the Funds listed in the attached Appendix

APPENDIX

Funds and Reports Reviewed by SEC Staff

Fund #	File #	Registrant Name	Series Name	FYE Reviewed
1	811-22641	Franklin Alternative Strategies Funds	Franklin K2 Alternative Strategies Fund	5/31/2021
2	811-22641	Franklin Alternative Strategies Funds	Franklin K2 Long Short Credit Fund	5/31/2021
3	811-04356	Franklin California Tax Free Trust	Franklin California Intermediate-Term Tax-Free Income Fund	6/30/2021
4	811-00537	Franklin Custodian Funds	Franklin Dynatech Fund	9/30/2021
5	811-00537	Franklin Custodian Funds	Franklin Focused Growth Fund	9/30/2021
6	811-00537	Franklin Custodian Funds	Franklin Growth Fund	9/30/2021
7	811-00537	Franklin Custodian Funds	Franklin Income Fund	9/30/2021
8	811-00537	Franklin Custodian Funds	Franklin U.S. Government Securities Fund	9/30/2021
9	811-00537	Franklin Custodian Funds	Franklin Utilities Fund	9/30/2021
10	811-03395	Franklin Federal Tax Free Income Fund	Franklin Federal Tax-Free Income Fund	4/30/2021
11	811-10157	Franklin Global Trust	Franklin Emerging Market Debt Opportunities Fund	7/31/2021
12	811-10157	Franklin Global Trust	Franklin International Growth Fund	7/31/2021
13	811-10157	Franklin Global Trust	Franklin International Small Cap Fund	7/31/2021
14	811-01700	Franklin Gold & Precious Metals Fund	Franklin Gold & Precious Metals Fund	7/31/2021
15	811-01608	Franklin High Income Trust	Franklin High Income Fund	5/31/2021
16	811-21357	Franklin Ltd Duration Income Trust	Franklin Ltd Duration Income Trust	12/31/2020
17	811-04894	Franklin Managed Trust	Franklin Rising Dividends Fund	9/30/2021
18	811-06481	Franklin Municipal Securities Trust	Franklin California High Yield Municipal Fund	5/31/2021
19	811-06481	Franklin Municipal Securities Trust	Franklin Tennessee Municipal Bond Fund	5/31/2021
20	811-03479	Franklin New York Tax Free Income Fund	Franklin New York Tax-Free Income Fund	5/31/2021
21	811-04787	Franklin New York Tax Free Trust	Franklin New York Intermediate-Term Tax-Free Income Fund	9/30/2021
22	811-08034	Franklin Real Estate Securities Trust	Franklin Real Estate Securities Fund	4/30/2021
23	811-07288	Franklin Strategic Mortgage Portfolio	Franklin Strategic Mortgage Portfolio	9/30/2021
24	811-06243	Franklin Strategic Series	Franklin Biotechnology Discovery Fund	4/30/2021
25	811-06243	Franklin Strategic Series	Franklin Growth Opportunities Fund	4/30/2021
26	811-06243	Franklin Strategic Series	Franklin Natural Resources Fund	4/30/2021
27	811-06243	Franklin Strategic Series	Franklin Small Cap Growth Fund	4/30/2021
28	811-06243	Franklin Strategic Series	Franklin Small-Mid Cap Growth Fund	4/30/2021
29	811-06243	Franklin Strategic Series	Franklin Strategic Income Fund	4/30/2021
30	811-02605	Franklin U.S. Government Money Fund	Franklin U.S. Government Money Fund	6/30/2021
31	811-05569	Franklin Universal Trust	Franklin Universal Trust	8/31/2021
32	811-04267	Institutional Fiduciary Trust	Money Market Portfolio	6/30/2021
33	811-07038	Money Market Portfolios	The U.S. Government Money Market Portfolio	6/30/2021
34	811-07876	Templeton China World Fund	Templeton China World Fund	8/31/2021
35	811-04985	Templeton Emerging Markets Fund	Templeton Emerging Markets Fund	8/31/2021
36	811-07866	Templeton Emerging Markets Income Fund	Templeton Emerging Markets Income Fund	12/31/2020
37	811-02781	Templeton Funds	Templeton Foreign Fund	8/31/2021
38	811-02781	Templeton Funds	Templeton International Climate Change Fund	8/31/2021
39	811-02781	Templeton Funds	Templeton World Fund	8/31/2021
40	811-05459	Templeton Global Income Fund	Templeton Global Income Fund	12/31/2020
41	811-03143	Templeton Global Smaller Companies Fund	Templeton Global Smaller Companies Fund	8/31/2021
42	811-04892	Templeton Growth Fund Inc	Templeton Growth Fund, Inc.	8/31/2021
43	811-04706	Templeton Income Trust	Templeton Emerging Markets Bond Fund	12/31/2020
44	811-04706	Templeton Income Trust	Templeton Global Bond Fund	12/31/2020
45	811-04706	Templeton Income Trust	Templeton Global Total Return Fund	12/31/2020
46	811-04706	Templeton Income Trust	Templeton International Bond Fund	12/31/2020
Appendix	1